                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              SYNSORB BIOTECH INC.

                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE

                         (Title of Class of Securities)


                                   87160V-10-4

                                 (CUSIP Number)

                               GREGORY B. MATTHEWS
                             400,521-3RD AVENUE S.W.
                            CALGARY, ALBERTA T2P 3T3
                                 (403) 263-3653

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    COPY TO:

                                WILLIAM L. BOEING
                              HAYNES AND BOONE, LLP
                        1600 N. COLLINS BLVD., SUITE 2000
                             RICHARDSON, TEXAS 75080
                                 (972) 680-7553

                                DECEMBER 21, 2001

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                  SCHEDULE 13D
CUSIP NO.         87160V-10-4

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Scout Capital Corp.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [X]
(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Alberta, Canada

                            (7)      SOLE VOTING POWER
NUMBER OF                            2,032,317
SHARES
BENEFICIALLY                (8)      SHARED VOTING POWER
OWNED BY                             0
EACH
REPORTING                   (9)      SOLE DISPOSITIVE POWER
PERSON WITH                          2,032,317

                            (10)     SHARED DISPOSITIVE POWER
                                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,032,317

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES            [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.1%

(14)     TYPE OF REPORTING PERSON
         CO

Item 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, no par value (the "Common Stock"), of Synsorb Biotech Inc. ("Synsorb"). Synsorb's principal executive offices are located at 410,1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7.

Item 2.  IDENTITY AND BACKGROUND.

         The name of the person filing this statement is Scout Capital Corp. ("Scout"). Scout is a corporation incorporated under the laws of the Province of Alberta, Canada. The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Scout are set forth in Exhibit I hereto and incorporated herein by this reference.

         The principal business office of Scout is located at 400, 521 - 3rd Avenue S.W., Calgary, Alberta Canada T2P 3T3. Scout is a publicly traded Canadian investment company. Scout's common shares are listed for trading on the Canadian Venture Exchange.

         During the past five years, none of the foregoing persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of the funds used to purchase the Common Stock of Synsorb purchased by Scout was Scout's working capital. The aggregate amount of funds used for the purchases was (Cdn.) $1,199,419 (approximately $748,637 USD based on conversion rates as of the date hereof).

         The source of the funds used to purchase the Common Stock of Synsorb purchased by Geoffrey P. Smith was personal funds. The aggregate amount of funds used for the purchase was (Cdn.) $11,440 (approximately $7,150 USD based on conversion rates as of the date hereof).

Item 4.  PURPOSE OF TRANSACTION.

         SCOUT PURCHASES

         The purchases of Common Stock consummated by Scout were made in the open market through the facilities of the Toronto Stock Exchange and the NASDAQ Stock Market. The Common Stock of Synsorb was acquired by Scout for investment purposes. However, Scout intends to monitor its interests in Synsorb on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Scout may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by it, discuss Synsorb's business, operations, or other affairs with Synsorb's management, board of directors, shareholders or others or take such other actions as Scout may deem appropriate. Notwithstanding the foregoing, Scout has no present plan or proposal which relates to or would result in any of the matters referred to in Items
(a) through (j) of Item 4 of Schedule 13D. Scout does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.


         SMITH PURCHASE

         The Common Stock of Synsorb was acquired by Geoffrey P. Smith for investment purposes. However, Mr. Smith intends to monitor his interests in Synsorb on an ongoing basis and to take such measures, as he deems appropriate from time to time in furtherance of such interests. Mr. Smith may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by him, discuss Synsorb's business, operations, or other affairs with Synsorb's management, board of directors, shareholders or others or take such other actions as he may deem appropriate. Notwithstanding the foregoing, Mr. Smith has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D. Mr. Smith does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         SCOUT CAPITAL CORP.

               (a) Number of Securities Beneficially Owned: 2,032,317 shares of Common Stock

                    Percentage of Class: 5.1%

               (b)  Sole Voting Power: 2,032,317 shares of Common Stock

                    Shared Voting Power: 0 shares of Common Stock

                    Sole Dispositive Power: 2,032,317 shares of Common Stock

                    Shared Dispositive Power: 0 shares of Common Stock

               (c) The transactions made by Scout in the Common Stock in the last 60 days are detailed on Exhibit II hereto, which is incorporated herein by this reference.

         GEOFFREY P. SMITH

               (a) Number of Securities Beneficially Owned: 22,000 shares of Common Stock

                    Percentage of Class: 0.0% (less than one-tenth of a percent)

               (b)  Sole Voting Power: 22,000 shares of Common Stock

                    Shared Voting Power: 0 shares of Common Stock

                    Sole Dispositive Power: 22,000 shares of Common Stock

                    Shared Dispositive Power: 0 shares of Common Stock

               (c) The only transaction by Geoffrey P. Smith in the Common Stock in the past 60 days was the open market purchase of 22,000 shares of Common Stock described herein. Such purchase was conducted on December 18, 2001 at a price of (Cdn.) $.52 per share on the Toronto Stock Exchange.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit I - Information Concerning Executive Officers and Directors of Scout Capital Corp.

     Exhibit II- Scout Transactions in the Common Stock in the last 60 days.





                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                SCOUT CAPITAL CORP.

                                                By:/s/ David L. Tonken
                                                   -----------------------------
                                                Name: David L. Tonken
                                                Title: Chief Executive Officer

Date: December 28, 2001